Morgan Stanley Principal Plus Fund L.P.
c/o Demeter Management Corporation
522 Fifth Avenue, 13th Floor
New York, NY  10036






VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

November 15, 2007


Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:     Morgan Stanley Principal Plus Fund L.P. (the "Company")
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 23, 2007
        File No. 000-18314

Ladies and Gentlemen:

        On behalf of the Company, we, Demeter Management Corporation, the general partner of the Company (the "General Partner"), respectfully submit below the General Partner's response to the comment contained in the comment letter of the staff (the "Staff") of the Securities and Exchange Commission to Walter J. Davis, Chairman of the Board of Directors and President of the General Partner, dated September 25, 2007, with respect to the above-referenced filings.

        For your convenience, we have reprinted the Staff's written comment below prior to the General Partner's response.

Form 10-K for the year ended December 31, 2006
----------------------------------------------

Note 1--Summary of Significant Accounting Policies
--------------------------------------------------

        1. Comment: You disclose that the consolidated financial statements include the accounts of the Partnership and the Trading Company and that the ownership of Demeter represents a minority interest in the Partnership. You also disclose in Note 2 that Demeter initially invested $200,000 of General Partnership Interest in the Trading Company. In light of the fact that Demeter is the General Partner of the Trading Company, please tell us how you determined that it was appropriate for you to consolidate the Trading Company into your financial statements. Please cite the specific accounting guidance that you are relying upon.

        Response: The Company is a Delaware limited partnership that commenced operations in 1990, and through the use of the Trading Company (as defined below), is organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities, and other commodity interests (collectively, "Futures Interests").

        Morgan Stanley Principal Plus Fund Management L.P., a Delaware limited partnership (the "Trading Company") was established to trade in Futures Interests on behalf of the Company. The Company's general partner and the Trading Company's general partner is Demeter Management Corporation, a Delaware corporation (the "General Partner").

        Upon the commencement of its operations, in order to achieve the Company's investment objective, approximately 20% of the Company's net assets, which included capital contributions from the General Partner, were invested in the Trading Company for Futures Interest trading. The remaining net assets of the Company remained at the Company level and were invested in zero coupon U.S. Treasury Securities (the "Yield Pool"). The purpose of the Yield Pool was to assure that investors in the Company received at minimum the return of their entire principal plus a guaranteed return during a specific period (the "Guarantee Period"). Unless a depletion of assets made it impossible to do so, the net assets invested in the Trading Company were traded as if 100% of the Company's net assets were traded pursuant to the commodity trading advisor's trading program. On an unconsolidated basis, the Company had a line item on its balance sheet "Investment in Trading Company". The Company owned (and currently owns) all of the limited partnership interest in the Trading Company; the General Partner owned (and currently owns) all of the general partnership interest in the Trading Company.

        The Yield Pool has matured and the Guarantee Period has expired, but all of the Company's Futures Interest trading continues to occur at the Trading Company level. The Company and the General Partner continue to have investments in the Trading Company. The Trading Company currently trades as if it maintains 100% of the Company's net assets. As disclosed in the Company's last prospectus, the General Partner may, in the future, invest in an additional Yield Pool and begin a new Guarantee Period.

        The consolidated financial statements contained in the Company's Form 10-K include the accounts of the Company and the Trading Company. All intercompany balances are eliminated in the consolidation. The ownership by the General Partner in the Trading Company represents a minority interest in the Company. The General Partner's share of the Trading Company's profits and losses is deducted from consolidated results of operations for the Company.

        Paragraph 13 of Statement of Financial Accounting Standards (SFAS) 94, Consolidation of All Majority-Owned Subsidiaries, states that: "[t]he usual condition for a controlling financial interest is ownership of a majority voting interest, and therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation." The Trading Company is effectively a wholly-owned subsidiary of the Company. The Company owns approximately 99% of the equity interest in the Trading Company. The General Partner is both the general partner of the Company and of the Trading Company. Pursuant to the Amended and Restated Limited Partnership Agreement of the Trading Company, the affirmative vote of a majority in interest of the Company, as the sole limited partner of the Trading Company, may take certain actions without the consent of the General Partner, including the removal and replacement of the General Partner. Because of this right to remove and replace the General Partner, the financial statements of the Trading Company and the General Partner are not consolidated, as provided in EITF 04-05, Determining Whether a General Partner, or the General Partners as a Group,

Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.

        In view of the investment objective and corporate structure of the Company and the Trading Company, consolidation of the Trading Company into the Company's financial statements is appropriate.

        In connection with the Company's response to the Staff's comment, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions with respect to the foregoing, please do not hesitate to call Jeremy Beal at (212) 296-6805.

Very truly yours,

Morgan Stanley Principal Plus Fund L.P.
By: Demeter Management Corporation, as General Partner of Morgan Stanley Principal Plus Fund L.P.


By:     /s/  Walter Davis
        ---------------------------
        Name:   Walter Davis
        Title:  President

cc:     Daniel Gordon, Branch Chief
        Jessica Barberich
        Lee Horwitz
        Jeremy Beal
        Todd M. Hand, Esq.
        Edwin L. Lyon, Esq.
        Kathleen Lind









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